[Letterhead of Otis Worldwide Corporation]

March 13, 2020

VIA EDGAR

John Stickel
John Dana Brown
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Otis Worldwide Corporation
Registration Statement on Form 10
File No. 001-39221

Dear Mr. Stickel and Mr. Brown:

Reference is made to the Registration Statement on Form 10 (File No. 001-39221) (as amended to date, the Registration Statement), filed by Otis Worldwide Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on March 16, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Joshua R. Cammaker, Edward J. Lee or Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1331, (212) 403-1155 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Cammaker, Mr. Lee or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Mr. John Stickel
Mr. John Dana Brown
March 13, 2020

Sincerely,

Otis Worldwide Corporation

/s/ Debra F. Guss
Name: Debra F. Guss
Title: Vice President, Legal & Secretary

cc:	Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz

Edward J. Lee
Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano
Wachtell, Lipton, Rosen & Katz